SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 4)*

InterNAP Network Services Corporation

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

45885A102

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45885A102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 17,095,551
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 17,095,551
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,095,551
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45885A102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Capital III, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 17,095,551
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 17,095,551
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,095,551
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12.	TYPE OF REPORTING PERSON* CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45885A102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Partners III, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 16,799,788
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 16,799,788
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,799,788
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9) 7.3%
12.	TYPE OF REPORTING PERSON* O O, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45885A102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 14,739,713
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 14,739,713
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,739,713
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45885A102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Investors III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,415,213
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,415,213
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,213
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9) Less than 1%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45885A102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 644,862
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 644,862
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,862
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     InterNAP Network Services Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

     250 Williams Street, Atlanta, Georgia 30303

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Morgan Stanley (“MS”)
Morgan Stanley Venture Capital III, Inc. (“MSVC III, Inc.”)
Morgan Stanley Venture Partners III, L.L.C. (“MSVP III, L.L.C.”)
Morgan Stanley Venture Partners III, L.P. (“MSVP III, L.P.”)
Morgan Stanley Venture Investors III, L.P. (“MSVI III, L.P.”)
The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the “Entrepreneur Fund”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MS, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is:

     1585 BroadwayNew
      York, New York 10036

Item 2(c). Citizenship:

     The citizenship of MS, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is Delaware.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company’s Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e). CUSIP Number:

     45885A102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4. Ownership.

       The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2003: (1) MSVC III, Inc. owned directly 295,763 Shares; (2) MSVP III, L.P. owned directly 14,739,713 Shares; (3) MSVI III, L.P. owned directly 1,415,213 Shares; and (4) the Entrepreneur Fund owned directly 644,862 Shares.

     MSVP III, L.L.C., is the General Partner of MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund (collectively, the “Funds”) and, as such has the power to vote or direct the vote and to dispose or direct the disposition of all of the Shares held by the Funds. MSVC III, Inc. is the institutional managing member of MSVP III, L.L.C., and, as such, shares, together with the remaining managing members, the power to direct the actions of MSVC III, L.L.C. Therefore, MSVC III, Inc. may be deemed to have beneficial ownership of the 16,799,788 Shares held by the Funds in addition to the 295,763 Shares it holds directly. MS, as the sole shareholder of MSVC III, Inc., controls the action of MSVC III, Inc. Therefore, MS may be deemed to have beneficial ownership of the 17,095,551 Shares of Common Stock held by the Funds and the shares of Common Stock held directly by MSVC III, Inc.

     MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b) Percent of class:*

Morgan Stanley	7.5% of the Common Shares

Morgan Stanley Venture Capital III, Inc.	7.5% of the Common Shares

Morgan Stanley Venture Partners III, L.L.C	7.3% of the Common Shares

Morgan Stanley Venture Partners III, L.P.	6.4% of the Common Shares

Morgan Stanley Venture Investors III, L.P.	Less than 1% of the Common Shares

The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.	Less than 1% of the Common Shares

* Based on the 228,751,383 outstanding shares of Common Stock reported to be outstanding as of December 31, 2003 on Amendment No. 2 to the Form S-3 Registration Statement filed with the SEC on February 9, 2004.

     (c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or to direct the disposition of

Morgan Stanley	0	17,095,551	0	17,095,551
Morgan Stanley Venture Capital
III, Inc.	0	17,095,551	0	17,095,551
Morgan Stanley Venture Partners
III, L.L.C	0	16,799,788	0	16,799,788
Morgan Stanley Venture Partners
III, L.P.	0	14,739,713	0	14,739,713
Morgan Stanley Venture
Investors III, L.P.	0	1,415,213	0	1,415,213
The Morgan Stanley Venture
Partners Entrepreneur Fund, L.P.	0	644,862	0	644,862

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

MORGAN STANLEY

By:	/s/ Dennine Bullard
Name: Dennine Bullard
Title: Authorized Signatory

MORGAN STANLEY VENTURE CAPITAL III, INC.

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President and Treasurer

MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

By:	Morgan Stanley Venture Capital III, Inc., as Institutional Managing Member

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President and Treasurer

MORGAN STANLEY VENTURE PARTNERS III, L.P..

By:	MSDW Venture Partners IIII, L.L.C. as General Partners

By:	Morgan Stanley Venture Capital III, Inc., as Institutional Managing Member of the General Partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President and Treasurer

MORGAN STANLEY VENTURE INVESTORS III, L.P.

By:	Morgan Stanley Venture Partners III, L.L.C., as General Partner

By:	Morgan Stanley Venture Capital III, Inc., as Institutional Managing Member of the General Partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President and Treasurer

THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR FUND, L.P.

By:	Morgan Stanley Venture Partners III, L.L.C., as General Partner

By:	Morgan Stanley Venture Capital III, Inc., as Institutional Managing Member of the General Partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President and Treasurer